Mail Stop 4561
Via Fax (408) 974-2023

December 22, 2008

Peter Oppenheimer
Senior VP and Chief Financial Officer
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

      Re: **Apple Inc.**
               Form 10-K for the Fiscal Year Ended September 27, 2008
               Filed on November 5, 2008
               File No. 000-10030

Dear Mr. Oppenheimer:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 27, 2008

Consolidated Statements of Cash Flows, page 57

1.   We note that you have recorded excess income tax benefits from stock-based compensation as a cash inflow from financing activities in fiscal 2008, 2007, and 2006. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to paragraph 23(c) of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In

addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in each year presented and why you believe that offsetting the excess tax benefits against changes in other operating cash flow activities is appropriate.

Note 1. Summary of Significant Accounting Policies

Warranty Expense, page 61

2.   We note that the Company recognizes warranty expense as incurred for arrangements accounted for under the subscription model pursuant to SOP 97-2. Please confirm if warranty expense relates to the basic warranty and/or the AppleCare Protection Plan ("APP") extended service and support. If it only includes the basic warranty costs, then please describe the Company's accounting policy for recognizing costs for the AppleCare Protection Plan for these arrangements. Additionally, please describe the accounting literature that the Company considered in determining that expensing warranty costs as incurred is appropriate.

Note 8. Commitments and Contingencies, page 79

3.   In the disclosure on pages 81 and 82, the Company indicates that it does not have a "potential liability" for unresolved infringement claims subject to indemnification or current legal proceedings and claims that would not have a material adverse effect on the financial condition or operating results both individually or in aggregate. Pursuant to Question 5 of SAB 92, please be advised that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. If these circumstances apply to the Company, tell us how the Company considered disclosing either (a) the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made for indemnification clauses or outstanding legal claims.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant